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FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Patrick Gilmore
Re:	Allot Communications Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 7, 2009
File No. 001-33129

Dear Mr. Gilmore:

On behalf of our client, Allot Communications Ltd., an Israeli company (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comment letter dated November 25, 2009 (the “Comment Letter”) with respect to the above-referenced filing of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.  The information included herein has been provided to us by management of the Company.

1.
You state that certain hardware components that are used in your products are obtained from single or limited sources.  Please tell us how you determined that the limited source supplier agreement with the companies you cite in this risk factor need not be filed as exhibits pursuant to Instruction 4(b)(ii) to the Exhibits.

12-18-09-01

Securities and Exchange Commission FOIA Confidential Treatment Request

Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

Response:

The risk factor referenced the following products and related suppliers:

Product	Component	Supplier
NetEnforcer AC-400 NetEnforcer AC-800	Central processing unit	Intel Corporation
NetEnforcer AC-1000 NetEnforcer AC-2500	Network processor	Hifn, Inc.
NetEnforcer-10000 Service Gateway platforms	Central processing unit	Raza Microelectronics, Inc.

The Company does not believe that its agreements or other purchasing arrangements with the above-referenced suppliers were required to be filed based on the following reasoning:

Instruction 4(b)(ii) refers to “continuing contracts…to purchase the major part of your requirement of goods, services or raw materials.”  The preamble to that subsection states that “Even if a contract falls into one of these categories, you do not have to file the contract if it is immaterial in amount or significance.”

The Company does not have a supply agreement with Intel and, accordingly, could not file any agreement as an exhibit.  The Company’s agreements with Hifn and Raza do not require any minimum purchases nor commit those companies to make any minimum amount available for purchase.  Each agreement merely provides that the Company may submit purchase orders and sets forth the terms of licenses for software included in any products supplied.  As such, they do not contain any terms that would be material to investors.  This is one reason that the Company believes these contracts are immaterial in significance.

The other reason that the Company believes the contracts are immaterial in significance is that each of the components supplied is an off-the-shelf item, none of which were designed or manufactured specifically for the Company.  As a result, these components may be purchased by other customers in addition to the Company.  Suppliers of such components generally announce end of life policies and the Company can increase its inventory accordingly to allow enough time to modify products to accommodate alternate components.  The Company has disclosed this fact, and its related practices, clearly on page 29 of the Form 20-F:

12-18-09-02

Securities and Exchange Commission FOIA Confidential Treatment Request

Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

“We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing the products. We have been informed by Hifn that it is their general policy to provide their customers with a six-month last-time-buy option and twelve months to take delivery of the product in the event that Hifn decides to discontinue production of the network processor.”

The Company provided the above disclosure with respect to its inventory precisely because it does not have any long-term supply agreements.  The Company believes that its inventory practices outlined above, and the nature of its agreements with Hifn and Raza, mean that the Company is not substantially dependent on any agreement or purchasing arrangement.  In addition to the foregoing disclosure, the Company will clarify in future Form 20-Fs that it does not have agreements that contain supply commitments.

2.
We note that your certifying officers concluded that you “have in place effective controls and procedures…”  Please refer to Item 15T(a) of Form 20-F and confirm, if true, that your “disclosure controls and procedures” were effective during the relevant period and confirm that you will provide conforming disclosure in future filings.

Response:

The Company confirms that its certifying officers have concluded that its disclosure controls and procedures were effective as of the end of the period covered by the Form 20-F filed by the Company on May 7, 2009.  The Company will provide conforming disclosure in future filings.

3.
You state that your Chief Executive Officer and Chief Financial Officer concluded that you “have in place effective controls and procedures designed to ensure that information disclosed by [you] in the reports [you] file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”  This effectiveness conclusion is stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e).  In your response letter, please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.  In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

12-18-09-03

Securities and Exchange Commission FOIA Confidential Treatment Request

Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

Response:

The Company confirms that its disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The Company acknowledges the Staff’s comment and, to the extent a definition of “disclosure controls and procedures” is included in its effectiveness conclusion, will include the entire definition as set forth in Exchange Act Rule 13a-15(e) in future filings.

4.
While you state that no “material changes” in your internal control over financial reporting occurred during the fiscal year ended 2008 that materially affected your internal control over financial reporting, please note that Item 15T(c) requires disclosure of “any change” in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting.  Please confirm that there were no changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect your internal control over financial reporting and provide us with a representation that you will provide conforming disclosure in future filings.

Response:

The Company confirms that there were no changes in its internal control over financial reporting that materially affected, or were reasonably likely to materially affect, its internal control over financial reporting.  The Company will provide conforming disclosure in future filings.

12-18-09-04

Securities and Exchange Commission FOIA Confidential Treatment Request

Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

5.
We note your disclosure that vendor-specific objective evidence (“VSOE”) of your maintenance and support services is based on the “price when sold separately.”  Please describe, in detail, your methodology for establishing VSOE.  If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.  Alternately, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE.  Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Response:

As of December 31, 2008, the Company offered two maintenance and support plans. The basic support plan includes hardware advance replacement, software bug fixing, unspecified updates and upgrades (on a when-and-if-available basis) and technical support services. The second plan is an extended support plan that includes on site support in addition to the services provided under the basic support plan.

The Company’s process for establishing VSOE of fair value of the basic support plan is through the performance of a VSOE compliance test which is an analysis of the basic support plan annual renewal activity for the installed base of the Company. VSOE of fair value of the basic support plan is based on the actual renewal price, calculated as a percentage of the respective price list (“Renewal Rate”).

The Company used the Bell Shaped Curve approach to establish its VSOE of fair value of the basic support plan in accordance with the provision of paragraph 10 of SOP 97-2. VSOE of fair value of the basic support plan exists when a substantial majority of the Company’s actual basic support plan renewals are within a narrow range of plus or minus 20% of the midpoint of the Renewal Rates. The compliance test was conducted using two variables: geographic region and type of customer.

The table below summarizes the results of the abovementioned analysis:

Region	Customer Type	Number of Renewals	Percentage of Renewals Falling Within the Range
ROW	Distributor	648	74%
	Reseller	114	79%
	End User	29	76%
America	Distributor	319	92%
	Reseller	143	93%
	End User	46	85%

12-18-09-05

Securities and Exchange Commission FOIA Confidential Treatment Request

Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

The Company’s process for establishing VSOE of fair value of the extended support plan is through the performance of a VSOE compliance test for the renewal rates stated in customers’ contracts.  This process, known as the Substantive Renewal Rate approach, was conducted in accordance with the provision of paragraph 10 of SOP 97-2. VSOE of fair value of the extended support plan is based on the renewal rate as permitted by AICPA Technical Practice Aid 5100.55, “Fair Value of PCS with a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition.”

The Company determined that the renewal rates applicable for the extended support plan were substantive based on their actual rate of <***>%.

The stated renewal rates for the extended support plan were all within a narrow range of plus or minus 15% of their respective midpoint. The original terms of the contracts with stated renewal rates have not yet expired. In addition, this extended support plan was also sold separately for a price reflecting a rate within the same narrow range of the stated renewal rates mentioned above.  In that case, the original contract included only the basic support plan and the renewal rate for the extended support plan was agreed separately when the service was renewed and extended.

6.
We note several references throughout your Form 20-F to third party valuations.  For example, on page F-20 you indicate that the fair value of intangible assets acquired was based on third-party valuation.  Also, on page F-21 you indicate that a third party valuation was used to determine the fair value of certain auction rate securities.  For each reference to a third party valuation in your Form 20-F please describe for us the nature and extent of the third party valuation firm’s involvement in the transaction.  Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

<***> Omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission.

12-18-09-06

Securities and Exchange Commission FOIA Confidential Treatment Request

Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

Response:

With respect to the valuation of intangible assets, the Company’s management was integrally involved in the valuation process, and the valuation was based on management’s financial projections and related assumptions which were provided to the expert to perform the fair value calculations. While the Company considered and relied in part on the work of the expert, management reviewed and approved the expert’s methodology and adopted the valuation conclusions following such review as its own.  The Company will clarify the language in future Form 20-Fs to remove any suggestion that it is attributing the valuations to a third party expert.

The Company’s management relied on the third party expert valuation report of auction rate securities due to the extrinsic nature of the valuation exercise.  As a result, in response to the Staff’s comment, the Company has filed concurrently herewith an amendment to its Form 20-F to provide a consent from the valuation firm in accordance with Rule 436.

12-18-09-07

Securities and Exchange Commission FOIA Confidential Treatment Request

Pursuant to Rule 83 by Allot Communications Ltd.

December 18, 2009

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Allot Communications Ltd.

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,
/s/ White & Case LLP
White & Case LLP

cc:	Mr. David Edgar
Ms. Christine Davis
Ms. Stephani Bouvet
Ms. Maryse Mills-Apenteng
Mr. Rami Hadar
Mr. Doron Arazi

12-18-09-08